Exhibit 23.1

Independent Registered Public Accounting Firm’s Consent

We consent to the incorporation by reference in this Registration Statement of Phoenix Motor Inc. on Form S-8 of our report dated April 19, 2022, which includes an explanatory paragraph as to the Company’s ability to continue as a going concern, with respect to our audits of the consolidated financial statements of Phoenix Motor Inc. as of December 31, 2021 and 2020 and for the period from November 13, 2020 through December 31, 2020 (Successor), the period from January 1, 2020 through November 12, 2020 (Predecessor) and the year ended December 31, 2021 appearing in the Registration Statement on the Amendment No. 8 to the Form S-1 of Phoenix Motor Inc.

/s/ Marcum Bernstein and Pinchuk llp

Marcum Bernstein and Pinchuk llp

New York, NY

June 28, 2022

cn.marcumbp.com